

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 23, 2016

<u>Via E-mail</u>
Maxim Temnikov
President and Chief Executive Officer
Helpful Alliance Company
700 West Hillsboro Blvd., Suite 1-100
Deerfield Beach, FL 33441

> **Re: Helpful Alliance Company**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 8, 2016**
> **File No. 333-205358**

Dear Mr. Temnikov:

     We have reviewed your registration statement and have the following comments:

<u>Prospectus Summary, page 1</u>

<u>Business Plan, page 3</u>

1. Please clarify whether the "amount of associated investment proceeds" for each milestone is meant to indicate the total estimated costs of achieving that milestone or the anticipated profits from operations while in that phase of your business activity. We note that the amount presented for Stage I, at $80,000,000, is substantially more than the costs associated with the operating activities within that stage presented further down this page. If the "amount of associated investment proceeds" represents anticipated profits, please provide the information supporting your projections. Please refer to Item 10(b) of Regulation S-K.

2. Please clarify the anticipated duration of Stage I of your business plan. In the first table on page 3 it ends in 2017, but in the second table on page 3 it runs through 2019.

<u>Risk Factors, page 9</u>

3. Please revise to include a risk factor addressing the fact that you will not have sufficient funds to build on your plot in Chesterfield County even if you sell all of the shares offered in this prospectus, as outlined on page 3.

Selling Stockholders, page 20
Relationships of the Selling Stockholders to the Company, page 23

4. In the third bullet point under this heading you continue to state that Zena Katz is the beneficial owner of 3,208,738 shares. On page 26 you state that she beneficially owns an aggregate of 850,404 shares. This also conflicts with your disclosure elsewhere to the effect that Ms. Katz beneficially owns 875,404 shares. Please revise.

Use of Proceeds, page 26

5. We note that footnote (2), which pertains to the costs of constructing homes for your Seasons Creek project, is applied to both "[l]and development for 70 homes (Seasons Creek project)" and "[p]urchase of land for construction." If you have yet to purchase all of the land that will comprise your project, please revise to indicate this.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

6. Please reconcile the table of milestones on page 35 with your disclosure on page 3. We note that the amounts allocated for various purposes, particularly the development of properties at Seasons Creek, vary between these two tables. Please also revise your disclosure on pages 49 and 57 regarding the cost of home construction at Seasons Creek as appropriate.

Unusual and Irregular Events, page 45

7. We note your response to prior comment 11. Please clarify, if true, that you have no continuing interest in the property in Hialeah, Florida, since the note has been repaid.

Cash Flows, page 48

8. Your table of "Estimate Operating Expenses for 201[6]" continues to present costs for this offering that vary with your disclosure on page 27 and your presentation of the expenses of issuance and distribution on page 92. Please refer to comment 16 of our letter dated January 29, 2016 and revise.

Business, page 56

9. Please clarify, here or in MD&A, the amount and form of consideration you paid for the parcel in Chesterfield County and the source of any funds used.

Financing Division, page 62

10. You state here that ATZ has the right to exercise up to 2 million shares underlying its warrant from the 14.5 million shares offered for sale by the Company in this offering. Please clarify the meaning of this statement. Refer to comment 14 of our letter dated January 29, 2016.

Executive Compensation, page 77

11. Please revise the narrative accompanying your table of executive compensation to clarify the compensation Messrs. Temnikov and Gurin received subsequent to August 30, 2015.

Certain Relationships and Related Party Transactions, page 81

12. Please revise to include a description of your purchase of a patent from Mr. Gurin in December of 2015, as disclosed on page 70. Please refer to Item 404(d) of Regulation S-K.

Capitalizations, page 81

13. You do not discuss paying any interest on your notes to Zimas, but the outstanding principal and accrued interest as of February 5, 2016 for these notes is the same as the principal amount of the notes. Similarly, the amount of accrued interest on your loan to Abratenko at December 31, 2015 indicates that interest payments were received but are not disclosed here. Please revise to disclose the amount of principal and interest paid on your various debt transactions during the period covered. Please refer to Item 404(a)(5) of Regulation S-K.

Financial Statements for Fiscal Years Ended December 31, 2014 and December 31, 2013

14. Please update the financial information in your filing to include the audited fiscal year ended December 31, 2015 in accordance with Rule 8-08 of Regulation S-X.

You may contact Tracie Mariner at (202)551-3744 or Al Pavot at (202)551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

CC: Philip Magri, Esq. (*via e-mail*)
       Magri Law, LLC